FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG GROUP PLC
2004 SECOND QUARTER AND HALF YEAR RESULTS


                          HIGHLIGHTS

Second Quarter                                     Half Year
2004        2003          Results excluding    2004         2003
GBPm        GBPm          exceptional items    GBPm         GBPm
                          (i)
 968         891      +9% Turnover            1,828        1,669    +10%

 348         299     +16% Total operating       678          617    +10%
                          profit

 192         160     +20% Earnings              378          339    +12%

 5.4p        4.5p    +20% Earnings per share   10.7p         9.6p   +11%

1.73p       1.60p     +8% Interim dividend     1.73p        1.60p    +8%
                          per share

                          Results including
                          exceptional items

 234         166     +41% Earnings              440          345    +28%

 6.6p        4.7p    +40% Earnings per share   12.4p         9.8p   +27%


- Total operating profit increased by 10% for the half year

- At constant US$/UKGBP exchange rates and upstream prices(ii), total operating profit increased by 5% for the half year

- Earnings(i) up 12% for the half year

- Interim dividend increased by 8% to 1.73p per share

- First export of Karachaganak liquids via the Black Sea

- Final agreement for Equatorial Guinea LNG supply signed

- Further exploration licences offshore Norway awarded

- Completed sale of stake in the Tangguh project, Indonesia


BG Group's Chief Executive Frank Chapman said:

"BG Group continues to make good progress with its growth programme announced in February and has delivered a solid performance during the second quarter."

i) & ii)         See Non-GAAP measures, page 10, for an explanation of results excluding exceptional items and results at constant US$/UKGBP exchange rates and upstream prices.



BUSINESS REVIEW

The results discussed in this Business Review (pages 2 to 9) relate to BG Group's performance excluding exceptional items. For the impact and a description of exceptional items, see the consolidated profit and loss accounts (pages 11 and 12) and note 2 of the accounts (page 18). Results at constant US$/ UKGBP exchange rates and upstream prices are also quoted. See Non-GAAP section (page 10) for an explanation of these measures.


                                 GROUP RESULTS

Second Quarter               Results excluding           Half Year
                             exceptional items
2004         2003                                     2004         2003
GBPm         GBPm                                     GBPm         GBPm
 968          891      +9%   Turnover                1,828        1,669     +10%

                             Total operating profit
 278          223     +25%   Exploration and           545          487     +12%
                             Production
  19           21     -10%   Liquefied Natural Gas      34           31     +10%
  32           31      +3%   Transmission and           52           44     +18%
                             Distribution
  25           29     -14%   Power Generation           63           66      -5%
  (6)          (5)    -20%   Other activities          (16)         (11)    -45%
 348          299     +16%                             678          617     +10%

 (16)         (20)    +20%   Net interest              (33)         (42)    +21%
(133)        (112)    -19%   Tax                      (258)        (230)    -12%
 192          160     +20%   Earnings                  378          339     +12%
 5.4p         4.5p    +20%   Earnings per share       10.7p         9.6p    +11%

 402          267     +51%   Capital investment      1,029          496    +107%
 321          267     +20%   Capital investment        659          496     +33%
                             excluding
                             acquisitions

                                 Second quarter

Turnover rose by 9% to GBP968 million primarily due to increased E&P volumes (5%) and higher upstream prices partially offset by the impact of the weaker US Dollar.

E&P volume growth was due to new liquids production from the Karachaganak field in Kazakhstan (mainly linefill produced to inventory during the quarter and consequently not included in turnover) and increased production from the Scarab Saffron fields in Egypt.

The Group's total operating profit increased by 16% to GBP348 million. At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 1%. The net interest charge was GBP4 million lower in the quarter, reflecting lower net interest on Group borrowings, higher investment income and a receipt of GBP1 million interest arising on a tax repayment. The effective tax rate was unchanged at 40%. Earnings increased by 20% to GBP192 million.

Capital investment in the quarter was GBP402 million, including GBP110 million for acquisitions in Trinidad and Brazil and GBP25 million in the North Caspian Sea Production Sharing Agreement which is reimbursable upon completion of the sale of BG Group's interest.

                                   Half year

Total operating profit increased by 10% reflecting E&P volume growth (8%) and higher upstream prices, partially offset by the impact of the weaker US Dollar. At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 5%.

The net interest charge was down by GBP9 million primarily due to lower net interest on Group borrowings and higher investment income, partially offset by increased payments on finance leases associated with the LNG shipping business. The tax charge was based on an effective rate of 40%.

In February, the Directors announced a new dividend policy which aims to provide sustainable long-term growth in the Group's dividend. They also announced the expectation that the interim dividend will be set at half the preceding full year dividend and have therefore resolved to pay an interim dividend of 1.73 pence per share.

Cash inflow from operating activities increased by GBP55 million to GBP699 million in the six months ended 30 June 2004, principally due to an increase in operating profit partially offset by a seasonal increase in working capital. As at 30 June 2004, net borrowings were GBP954 million including finance leases of GBP182 million in respect of two LNG vessels. Gearing as at 30 June 2004 was 18.4% (1 January 2004 15.5%). Following the financial close of Egyptian LNG Train 1 project financing, a reimbursement for prior capital investment of GBP135 million ($256 million) was received during the quarter.

Excluding GBP370 million for capital expenditure on the acquisitions completed in Canada, Mauritania, Trinidad and Brazil, organic capital investment was GBP659 million. Capital expenditure includes GBP183 million in respect of two LNG vessels and continuing investment in Egypt (GBP128 million) and Kazakhstan (GBP127 million) of which GBP57 million is ongoing investment in the North Caspian Sea Production Sharing Agreement which is reimbursable upon completion of the sale of BG Group's interest.


                           EXPLORATION AND PRODUCTION

    Second Quarter                                           Half Year
    2004       2003                                       2004       2003
    41.2       39.1       +5%    Production volumes       82.1       76.3     +8%
                                 (mmboe)

     490        423      +16%    Turnover (GBPm)           967        881    +10%
     278        223      +25%    Total operating profit    545        487    +12%
                                 (GBPm)

GBP19.95   GBP15.95      +25%    Average realised oil GBP18.90   GBP18.28     +3%
($36.17)   ($25.58)      +41%    price per barrel     ($34.33)   ($29.35)    +17%

  15.40p     14.86p      +4%     Average realised gas   15.68p     15.03p     +4%
                                 price per produced
                                 therm

 GBP1.07    GBP0.92      +16%    Lifting costs per boe GBP0.97    GBP0.96     +1%
 ($1.93)    ($1.48)      +30%                          ($1.76)    ($1.54)    +14%

 GBP2.09    GBP1.85      +13%    Operating expenditure GBP1.94    GBP1.87     +4%
 ($3.78)    ($2.97)      +27%    per boe               ($3.53)    ($3.00)    +18%

    275        167      +65%     Capital investment        722        335   +115%

 Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
 Supplementary information: Operating and financial data is given on page 23.


                                 Second quarter

Production volumes increased by 5% to 41.2 mmboe, mainly due to higher gas production from the Scarab Saffron fields, liquids exports (mainly linefill) from the Karachaganak field and production from the recently acquired Canadian properties.

Turnover increased by 16% reflecting the increase in production volumes and higher upstream prices, partially offset by the impact of a weaker US Dollar. The average realised gas price per produced therm was up 4%, mainly due to higher UK gas prices.

Unit operating expenditure was 24 pence higher during the quarter, reflecting royalty rates on Canadian production, the impact of higher prices on royalties and tariffs and higher unit costs at Karachaganak during the phased start-up of the export facilities, partially offset by the favourable impact of the movement in the US$/UKGBP exchange rate.

Unit lifting costs were up 15 pence due primarily to the impact of the Karachaganak start-up mentioned above, partially offset by the movement in exchange rates.

At constant reference prices and US$/UKGBP exchange rates and allowing for the build-up of production and linefill at Karachaganak, E&P operating margins were broadly unchanged compared with last year.

Total operating profit increased by 25% to GBP278 million.

Capital investment in the quarter of GBP275 million included GBP105 million for the acquisitions in Trinidad and offshore Brazil and continuing investment in Egypt (GBP53 million), Kazakhstan (GBP43 million), UK North Sea (GBP48 million) and Tunisia (GBP7 million).

                                   Half year

Production rose by 8% to 82.1 mmboe, largely due to the contribution from the Scarab Saffron fields and increased production from Karachaganak. The increase in turnover of GBP86 million reflects the additional production and higher commodity prices, partially offset by the weaker US Dollar.

Unit operating expenditure increased by 7 pence due to the items referred to for the quarter above.

Lifting costs were broadly in line with 2003 as the impact of higher costs at Karachaganak were offset by the favourable movement in the US$/UKGBP exchange rate.

Capital investment of GBP722 million includes GBP365 million on the acquisitions completed during the period in Canada, Mauritania, Trinidad and Brazil. Organic investment of GBP357 million was mainly in Kazakhstan (GBP127 million), Egypt (GBP95 million), UK North Sea (GBP79 million) and Tunisia (GBP21 million).

                       Second quarter business highlights

On 11 June, BG Group announced that following the resumption of production from the Karachaganak Phase Two facilities, the first shipment of Karachaganak liquids for export had been loaded at the Novorossiysk terminal on the Black Sea.

BG Group also announced on 11 June that the Government of the Republic of Kazakhstan (RoK) had indicated that it believes it had (and wished to exercise) a pre-emptive right to acquire the whole of BG Group's stake in the North Caspian Sea Production Sharing Agreement (NCSPSA) on the same terms, including price, as previously agreed with the pre-empting partners in the NCSPSA. BG Group continues to work with the pre-empting parties and the RoK to complete the previously announced sale.

On 15 June, BG Group announced that it had accepted an interest in two licences in the 18th Norwegian offshore licensing round. These licences comprise a total of six blocks and one part block. BG Group assumes a 30% interest in the blocks which all lie in the Norwegian Sea (Mid Norway), approximately 420 km northwest of Trondheim. With these interests, plus the three operated blocks BG Group was awarded last year, BG Group is continuing with its plan to develop a material position in Norway. BG Norge opened its new offices in Stavanger, Norway, on 4 May.

On 6 July, BG Group and partners announced that the development of the Glenelg field in the UKCS had received UK Government approval. The high temperature and high pressure gas condensate field will be developed via a single well from the existing Elgin platform. First production is scheduled for the third quarter of 2005.

In the national referendum on 18 July, the Bolivian electorate voted in favour of measures relating to gas exports, additional hydrocarbon taxes and, more broadly, increased government involvement in the management of the hydrocarbon sector. The impact of the referendum is still unknown as new legislation remains to be drafted subsequent to the voting.

BG Group and partners in acreage offshore Mauritania approved a drilling programme of nine exploration and appraisal wells on PSCs A and B. Up to eleven development wells were also approved as part of the $600 million Phase 1 Chinguetti Oil Development.

Eight exploration and appraisal wells were completed since the beginning of the year, six of which were successful.


                             LIQUEFIED NATURAL GAS

 Second Quarter                                         Half Year
2004       2003                                        2004     2003
GBPm       GBPm                                        GBPm     GBPm

 276        264        +5%   Turnover                   466      397      +17%

                             Total operating profit
   5          8       -38%   Shipping and marketing      11       10      +10%
  16         14       +14%   Atlantic LNG                30       28       +7%
  (2)        (1)     -100%   Other including             (7)      (7)       -
                             business development
  19         21       -10%                               34       31      +10%

 100         78       +28%   Capital investment         264      119     +122%


                                 Second quarter

Total operating profit was down GBP2 million. At constant US$/UKGBP exchange rates operating profit was in line with 2003.

In shipping and marketing, sales volumes and turnover were broadly in line with 2003 as volumes through the Elba Island terminal from long-term contracted supplies were offset by lower Lake Charles volumes due to tighter market supply conditions. Operating profit from the shipping and marketing business was down GBP3 million as improved marketing margins were more than offset by adverse shipping market conditions and the impact of the weaker US Dollar.

BG Group's share of the operating profit from Atlantic LNG (ALNG) increased by GBP2 million to GBP16 million. The additional contribution from Train 3 (which began commercial production at the end of the second quarter of 2003) was partially offset by lower volumes at Train 1 following the failure of a compressor during June 2004, the impact of the weaker US Dollar and increased provision for the cost of gas from upstream suppliers to ALNG Train 1.

Capital investment includes GBP95 million for the delivery of an LNG vessel at the end of the quarter. The financial close of the project financing of Egyptian LNG Train 1 was achieved in the quarter and resulted in a reimbursement for prior capital investment of GBP135 million ($256 million).

                                   Half year

Increased sales volumes and turnover in shipping and marketing were primarily due to the addition of contracted supplies into Elba Island from 1 January 2004.

Total operating profit increased by GBP3 million reflecting the above mentioned volume increase and a full six month contribution from ALNG Train 3 partially offset by the impact of adverse shipping market conditions and the weaker US Dollar.

Capital investment includes two LNG vessels (GBP183 million) and continuing investment on Egyptian LNG Trains 1 and 2 and ALNG Train 4.


                       Second quarter business highlights

On 13 May, BG Group announced that it had completed the sale of its 50% interest in the Muturi Production Sharing Contract (Muturi PSC) in West Papua, Indonesia, for approximately $253 million. BG Group's interest in the Muturi PSC provided a 10.73% interest in the Tangguh LNG project.

On 22 June, BG Group announced that its wholly-owned subsidiary, BG Gas Marketing Ltd, had signed a long-term agreement with Equatorial Guinea LNG Holdings Limited (EGLNG) to purchase LNG. The agreement provides for the supply of 3.4 million tonnes per annum of LNG for a period of 17 years, beginning in 2007, from the LNG liquefaction plant being developed by EGLNG on Bioko Island, Equatorial Guinea. Construction of the liquefaction plant has commenced.

On 15 June, BG Group took delivery of a new-build LNG vessel - the Methane Kari Elin. The 138,200 cubic metre vessel is subject to a finance lease and has been chartered by Methane Services Limited (a BG Group subsidiary). The vessel will be used to meet BG Group's LNG shipping needs.


                         TRANSMISSION AND DISTRIBUTION

  Second Quarter                                      Half Year
  2004        2003                                2004        2003
  GBPm        GBPm                                GBPm        GBPm

                               Turnover
    95          96       -1%   Comgas              183         172      +6%
    43          38      +13%   MetroGAS             69          59     +17%
    24          38      -37%   Other                49          78     -37%
   162         172       -6%                       301         309      -3%
                               Total operating
                               profit
    14          13       +8%   Comgas               24          18     +33%
     8           7      +14%   MetroGAS              9           6     +50%
    10          11       -9%   Other                19          20      -5%
    32          31       +3%                        52          44     +18%

    15          17      -12%   Capital investment   28          35     -20%


                                 Second quarter

Turnover was broadly in line with the same period last year, when adjusted for the disposal of Phoenix Natural Gas.

At Comgas in Brazil, operating profit rose by GBP1 million to GBP14 million. In local currency, the operating profit reported by Comgas increased by 18%, mainly due to volume growth of 10%. The volume growth came primarily from increased industrial sales volumes.

Whilst MetroGAS in Argentina continues to operate in a difficult economic and regulatory environment, the business reported an operating profit of GBP8 million, up GBP1 million, underpinned by higher volumes sold to power generation customers.

                                   Half year

Total operating profit rose by GBP8 million to GBP52 million. This reflected a GBP6 million increase in profit reported by Comgas principally due to 11% growth in volumes.

Capital investment mainly represents the further development of the Comgas pipeline network. This was financed by Comgas' operating cash flows and its existing lines of credit.



                                POWER GENERATION

Second Quarter                                         Half Year
2004       2003                                     2004       2003
GBPm       GBPm                                     GBPm       GBPm

  42         39           +8%   Turnover              99         90        +10%

  25         29          -14%   Total operating       63         66         -5%
                                profit

   1          1            -    Capital investment     1          2        -50%


                                 Second quarter

Total operating profit for the quarter of GBP25 million was down by GBP4 million, principally reflecting the adverse impact of the weaker US Dollar translation rates on the Philippine associate businesses and a change in the phasing of availability income at Seabank Power.

                                   Half year

Half year total operating profit of GBP63 million was down GBP3 million due to the factors mentioned above.


LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2003. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.


PRESENTATION OF NON-GAAP MEASURES AND DEFINITIONS


                        Presentation of Non-GAAP measures

  i) Results excluding exceptional items ('Business Performance') are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods concerned. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 - i.e. items which derive from events or transactions that fall within the ordinary activities of BG Group but which require separate disclosure in order to present a true and fair view of the performance during a period. For a reconciliation between results including and excluding exceptional items and for further details of exceptional items, see the consolidated profit and loss accounts, pages 11 and 12 and note 2 to the accounts, page 18.

  ii) BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.


                                  Definitions

    In these results:

    bcf              billion cubic feet
    bcfd             billion cubic feet per day
    bcmpa            billion cubic metres per annum
    boe              barrels of oil equivalent
    boepd            barrels of oil equivalent per day
    bopd             barrels of oil per day
    CCGT             combined cycle gas turbine
    DCQ              daily contracted quantity
    DTI              Department of Trade and Industry
    E&P              Exploration and Production
    FEED             front end engineering design
    GW               gigawatt
    LNG              Liquefied Natural Gas
    m                million
    mmboe            million barrels of oil equivalent
    mmcfd            million cubic feet per day
    mmcmd            million cubic metres per day
    mmscfd           million standard cubic feet per day
    mmscm            million standard cubic metres
    mmscmd           million standard cubic metres per day
    mtpa             million tonnes per annum
    MW               megawatt
    NGV              Natural Gas Vehicles
    ROACE            return on average capital employed
    T&D              Transmission and Distribution
    tcf              trillion cubic feet
    PSA              production sharing agreement
    PSC              production sharing contract
    SPA              sale and purchase agreement
    UKCS             United Kingdom Continental Shelf



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 SECOND QUARTER

                                        2004                   2003

                                 Total Excep-   Busi-   Total  Excep-    Busi-
                                       tional    ness          tional     ness
                                        items perfor-           items  perfor-
                                                mance                    mance

                        Notes     GBPm  GBPm    GBPm     GBPm    GBPm     GBPm
Turnover                   3       968     -     968      891      -      891
Operating costs                   (670)    -    (670)    (642)     -     (642)

Group operating profit     3       298     -     298      249      -      249
Share of operating profits
less losses in joint
ventures and  associated
undertakings                        50     -      50       50      -       50

Total operating profit     3       348     -     348      299      -      299
Profit on disposal of
fixed assets               2        70    70       -        6      6        -

Profit on ordinary
activities                         418    70     348      305      6      299
Net interest               4       (16)    -     (16)     (20)     -      (20)

Profit on ordinary activities
before taxation                    402    70     332      285      6      279
Tax on profit on ordinary
activities                 5      (161)  (28)   (133)    (112)     -     (112)

Profit on ordinary activities
after taxation                     241    42     199      173      6      167
Minority shareholders'
interest                            (7)    -      (7)      (7)     -       (7)

Earnings                           234    42     192      166      6      160

Earnings per ordinary
share(i)                   6       6.6p  1.2p    5.4p     4.7p   0.2p     4.5p


i) There is no difference between basic and diluted earnings per ordinary share.



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   HALF YEAR

                                         2004                      2003

                                Total  Excep-     Busi-   Total  Excep-    Busi-
                                       tional      ness          tional     ness
                                        items   perfor-           items  perfor-
                                                  mance                    mance
                      Notes      GBPm    GBPm      GBPm    GBPm    GBPm     GBPm
Turnover                  3     1,828       -     1,828   1,669       -   1,669
Operating costs                (1,247)      -    (1,247) (1,149)      -  (1,149)

Group operating profit    3       581       -       581     520       -     520
Share of operating
profits less losses
in joint ventures and
associated undertakings            97       -        97      97       -      97

Total operating profit     3      678       -       678     617       -     617
Profit on disposal of
fixed assets               2       92      92         -       6       6       -

Profit on ordinary
activities                        770      92       678     623       6     617
Net interest               4      (33)      -       (33)    (42)      -     (42)

Profit on ordinary activities     737      92       645     581       6     575
before taxation
Tax on profit on ordinary  5     (288)    (30)     (258)   (230)      -    (230)
activities

Profit on ordinary activities     449      62       387     351       6     345
after taxation
Minority shareholders'             (9)      -        (9)     (6)      -      (6)
interest

Earnings                          440      62       378     345       6     339

Earnings per ordinary      6     12.4p    1.7p     10.7p    9.8p    0.2p    9.6p
share(i)

i) There is no difference between basic and diluted earnings per ordinary share.



                   CONSOLIDATED STATEMENT OF TOTAL RECOGNISED
                          GAINS AND LOSSES - HALF YEAR

                                                          2004        2003
                                                          GBPm        GBPm
Earnings                                                   440         345
Currency translation adjustments                           (83)         47

Total recognised gains and losses                          357         392



                           CONSOLIDATED BALANCE SHEET

                                                              As at
                                                        30 Jun     31 Dec
                                                          2004       2003
                                                          GBPm       GBPm
Fixed assets:
Intangible assets                                        1,119        840
Tangible assets                                          4,304      4,020
Investments                                              1,022      1,038
                                                         6,445      5,898
Current assets:
Stocks                                                     140        119
Debtors: amounts falling due within one year               834        749
Debtors: amounts falling due after one year                 96         88
Investments                                                146        201
Cash at bank and in hand                                   113        112
                                                         1,329      1,269
Creditors: amounts falling due within one year:
Borrowings                                                (485)      (495)
Other creditors                                         (1,059)      (988)
                                                        (1,544)    (1,483)
Net current liabilities                                   (215)      (214)

Total assets less current liabilities                    6,230      5,684

Creditors: amounts falling due after more than one
year:
Borrowings                                                (728)      (539)
Other creditors                                           (154)      (154)
                                                          (882)      (693)

Provisions for liabilities and charges                  (1,122)    (1,075)
                                                         4,226      3,916

CAPITAL AND RESERVES
BG Group shareholders' funds                             4,228      3,925
Minority shareholders' interest                             (2)        (9)
                                                         4,226      3,916


                   MOVEMENT IN BG GROUP SHAREHOLDERS' FUNDS

   Second Quarter                                              Half Year
   2004        2003                                         2004       2003
   GBPm        GBPm                                         GBPm       GBPm
    234         166      Profit for the financial period     440        345
      2           1      Issue of shares                       7          1
    (61)        (56)     Dividend                            (61)       (56)
    (34)          -      Currency translation adjustments    (83)        47
    141         111      Net movement in BG Group            303        337
                         shareholders' funds for the
                         financial period

  4,087       3,550      BG Group shareholders' funds at   3,925      3,324
                         the beginning of the period

  4,228       3,661      BG Group shareholders' funds as   4,228      3,661
                         at 30 June


                      CONSOLIDATED CASH FLOW STATEMENT

    Second Quarter                                                  Half Year
   2004        2003                                             2004       2003
   GBPm        GBPm                                             GBPm       GBPm

    348         299      Total operating profit                  678        617
    (50)        (50)     Less: share of operating profit in      (97)       (97)
                         joint ventures and associated
                         undertakings
    298         249      Group operating profit                  581        520
    112         105      Depreciation and amortisation           229        201
      4          19      Unsuccessful exploration expenditure      7         23
                         written-off
     (3)         (2)     Provisions                               (3)        (1)
    (86)        (84)     Working capital                        (115)       (99)
    325         287      Net cash flow from operating            699        644
                         activities
     28          25      Dividends from joint ventures and        33         35
                         associated undertakings
    (17)        (14)     Returns on investments and servicing of (21)       (16)
                         finance(i)
    (93)       (111)     Tax paid                               (169)      (174)
   (295)       (291)     Capital expenditure and investment     (832)      (520)
                         (ii)
    245           5      Proceeds from sales of assets(iii)      280          8
    (63)        (55)     Equity dividends paid                   (63)       (55)
    (10)        136      Management of liquid resources           53         72
    120         (18)     Net cash flow before financing          (20)        (6)
      2           1      Changes in share capital                  7          1
      -           -      Shares issued to minority interests       -          2
   (123)          6      Net movement in gross borrowings         25         35
   (121)          7      Net cash flow from financing             32         38
                         activities
     (1)        (11)     NET MOVEMENT IN CASH                     12         32
    119         191      Opening cash                            112        141
     (5)         (2)     Changing values of currency             (11)         5
    113         178      CLOSING CASH                            113        178


i) Includes capitalised interest for the second quarter of GBP4 million (2003 GBP6 million) and for the half year of GBP6 million (2003 GBP11 million).

ii) Includes loans to joint ventures and associated undertakings and cash acquired of GBP10 million on the purchase of a subsidiary undertaking in 2004 year to date.

iii) Includes repayment of loans by joint ventures and associated undertakings of GBP102 million (2003 GBP3 million) for the second quarter and GBP105 million (2003 GBP6 million) for the half year.


RECONCILIATION OF NET BORROWINGS - HALF YEAR

                                                           GBPm
Net borrowings as at 1 January 2004                       (721)
Net increase in cash in the period                          12
Cash inflow from the management of liquid resources        (53)
Cash inflow from change in gross borrowings                (25)
Inception of finance leases                               (182)
Foreign exchange                                            15
Net borrowings as at 30 June 2004                         (954)

Net borrowings (non-recourse) attributable to MetroGAS (including Gas Argentino) and Comgas were GBP321 million (1 January 2004 GBP345 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 18.4% (1 January 2004 15.5%).

As at 30 June 2004, BG Group's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately GBP580 million. These net borrowings which form part of BG Group's share of the net assets in joint ventures and associated undertakings are included in BG Group's accounts.

LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 30 June 2004, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited, including wholly-owned subsidiary undertakings whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $826 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.316 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.040 billion, of which $520 million matures in 2005 and $520 million matures in 2007. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP611 million, of which GBP608 million was unutilised.

MetroGAS announced in 2002 that it had suspended payments of principal and interest on its financial indebtedness of approximately $430 million(i). Gas Argentino also suspended debt service on borrowings of $70 million(i). All the borrowings of MetroGAS and Gas Argentino are non-recourse to other members of the Group.

On 7 November 2003, MetroGAS announced an offer to restructure its financial obligations pursuant to an out-of-court agreement under Argentine law (APE). The restructuring offer needs to be accepted by at least a simple majority of creditors, representing two thirds of the financial indebtedness, in order to be approved by the court and therefore be binding upon all of MetroGAS' creditors. As of 16 July 2004, MetroGAS had obtained support from creditors representing approximately $101.7 million (equivalent to 23.6% of the eligible debt).


i) Indebtedness valuation does not include Past Due Interest (PDI) since suspension of principal and interest payments.

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 536 million, of which BRL 25 million was unutilised, and uncommitted borrowing facilities of BRL 1,248 million, of which BRL 1,070 million was unutilised.

Gujarat Gas had uncommitted borrowing facilities of Indian Rupees (INR) 1.74 billion, of which INR 616 million was unutilised.

Independent review report to BG Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, statement of total recognised gains and losses, balance sheet, movement in shareholders' funds, cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2004

Notes:

     (a) The maintenance and integrity of BG Group's website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

     (b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG Group's statutory accounts for the year ended 31 December 2003, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2.             Exceptional items


 Second Quarter                                            Half Year
 2004       2003                                        2004        2003
 GBPm       GBPm                                        GBPm        GBPm
   70          6        Profit on disposal of fixed       92           6
                        assets

  (28)         -        Tax impact                       (30)          -

   42          6        Impact on earnings                62           6

2004 second quarter: Disposal of investment

Profits on disposal of fixed assets during the second quarter of 2004 included the disposal of BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a GBP71 million pre-tax and GBP43 million post-tax profit on the sale.

2004 first quarter: Disposal of investment

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2003 second quarter: Disposal of investment

In the second quarter, BG Group disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A., realising a GBP6 million pre- and post-tax profit.

3.             Segmental analysis


     Second Quarter         Turnover excluding share of Half Year
                            joint ventures
    2004        2003                                   2004      2003
    GBPm        GBPm                                   GBPm       GBPm

     490         423        Exploration and Production  967       881
     276         264        Liquefied Natural Gas       466       397
     162         172        Transmission and            301       309
                            Distribution
      42          39        Power Generation             99        90
       2           -        Other activities              3         -
      (4)         (7)       Less: intra-group sales      (8)       (8)
     968         891                                  1,828     1,669



                                Group Share of operating                Total
                            operating          profit in            operating
                        profit/(loss) joint ventures and        profit/(loss)
                                              associated
                                            undertakings

  Second Quarter         2004     2003     2004      2003      2004      2003
                         GBPm     GBPm     GBPm      GBPm      GBPm      GBPm
  Exploration and         278      223        -         -       278      223
  Production
  Liquefied Natural Gas     3        7       16        14        19       21
  Transmission and         21       21       11        10        32       31
  Distribution
  Power Generation          2        3       23        26        25       29
  Other activities         (6)      (5)       -         -        (6)      (5)

                          298      249       50        50       348      299

  Half Year

  Exploration and         545      487        -         -       545      487
  Production
  Liquefied Natural Gas     4        3       30        28        34       31
  Transmission and         31       24       21        20        52       44
  Distribution
  Power Generation         17       17       46        49        63       66
  Other activities        (16)     (11)       -         -       (16)     (11)

                          581      520       97        97       678      617


BG Group's share of turnover and operating profit in joint ventures for the second quarter was GBP62 million (2003 GBP62 million) and GBP22 million (2003 GBP24 million), respectively; and for the half year was GBP121 million (2003 GBP116 million) and GBP43 million (2003 GBP45 million), respectively.

4.            Net interest


  Second Quarter                                              Half Year
  2004       2003                                         2004      2003
  GBPm       GBPm                                         GBPm      GBPm

   (12)       (15)       Net interest payable on net       (25)      (33)
                         borrowings
     4          6        Interest capitalised                6        11
    (8)        (9)                                         (19)      (22)

    (3)         -        Finance lease interest             (4)        -
    (2)        (3)       Unwinding of discount on           (4)       (6)
                         provisions (i)
    (2)        (2)       Unwinding of discount on deferred  (4)       (4)
                         income
     8          4        Other net interest (ii)            16         9

    (7)       (10)       Net interest: Group               (15)      (23)
    (6)        (7)       Joint ventures                    (12)      (13)
    (3)        (3)       Associated undertakings            (6)       (6)

   (16)       (20)       Total net interest                (33)      (42)

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

ii) Includes GBP5 million (2003 GBP4 million) receivable from joint ventures and associated undertakings in the quarter, and GBP9 million (2003 GBP8 million) for the year to date.

5. Taxation - half year

The taxation charge for the period before exceptional items was GBP258 million (2003 GBP230 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP288 million (2003 GBP230 million), representing an effective tax rate of 39%.

6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items


    Second Quarter                                     Half Year
2004              2003                               2004              2003
GBPm Pence     GBPm Pence                         GBPm   Pence     GBPm    Pence
       per            per                                  per               per
     share          share                                share             share

234    6.6      166   4.7      Earnings            440    12.4      345     9.8
(42)  (1.2)      (6) (0.2)     Profit on disposals (62)   (1.7)      (6)   (0.2)
192    5.4      160   4.5      Earnings -          378    10.7      339     9.6
                               excluding
                               exceptional items

Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items


    Second Quarter                                     Half Year
  2004            2003                               2004              2003
GBPm Pence     GBPm Pence                        GBPm    Pence     GBPm    Pence
       per            per                                  per               per
     share          share                                share             share
234    6.6      166   4.7      Earnings            440    12.4      345     9.8
  7    0.3        7   0.2      Minority interest     9     0.3        6     0.2
161    4.6      112   3.2      Tax                 288     8.2      230     6.5
 16    0.4       20   0.6      Interest             33     0.9       42     1.2
112    3.2      105   3.0      Depreciation and    229     6.5      201     5.7
                               amortisation
530   15.1      410  11.7      EBITDA - including  999    28.3      824    23.4
                               exceptional items

(42)  (1.2)      (6) (0.2)     Profit on disposals (62)   (1.7)      (6)   (0.2)
488   13.9      404  11.5      EBITDA - excluding  937    26.6      818    23.2
                               exceptional items


Earnings per share calculations in 2004 are based on shares in issue of 3,530 million for the quarter and 3,529 million for the half year.

There is no difference between the figures presented above and diluted earnings per share.

7.             Capital investment by region


  Second Quarter                                           Half Year
 2004      2003                                          2004       2003
 GBPm      GBPm                                          GBPm        GBPm
  50         54              NW Europe                     78         92
  37         20              South America                 54         33
  54         84              Asia and Middle East         150        167
 218         36              North America and Trinidad   524         64
  43         73              Mediterranean Basin and      223        140
                             Africa

 402        267                                         1,029        496



8. Quarterly information: earnings and earnings per share


                             2004     2003     2004      2003
                             GBPm     GBPm    Pence     Pence
First quarter
- including exceptional       206      179      5.8       5.1
items
- excluding exceptional       186      179      5.3       5.1
items
Second quarter
- including exceptional       234      166      6.6       4.7
items
- excluding exceptional       192      160      5.4       4.5
items
Third quarter
- including exceptional                208                5.9
items
- excluding exceptional                161                4.6
items
Fourth quarter
- including exceptional                215                6.1
items
- excluding exceptional                183                5.2
items
Full year
- including exceptional                768               21.8
items
- excluding exceptional                683               19.4
items


Supplementary information: Operating and financial data


   Second Quarter         Exploration and Production            Half Year
    2004     2003                                             2004    2003
                          Production volumes (mmboe)
     5.3      5.5     -4%    - oil                            10.8     11.6  -7%
     5.7      4.6    +24%    - liquids                        11.4      9.4 +21%
    30.2     29.0     +4%    - gas                            59.9     55.3  +8%
    41.2     39.1     +5%    - total                          82.1     76.3  +8%

GBP19.95 GBP15.95    +25% Average realised oil price per  GBP18.90 GBP18.28  +3%
($36.17) ($25.58)    +41% barrel                          ($34.33) ($29.35) +17%

GBP12.46  GBP7.45    +67% Average realised liquids price  GBP10.54  GBP8.62  +22%
($22.59) ($11.95)    +89% per barrel                      ($19.15) ($13.84) +38%

  17.89p   16.02p    +12% Average realised UK gas price per 18.84p   16.70p +13%
                          produced therm

  13.83p   13.87p       - Average realised International    13.43p   13.41p   -
                          gas price per produced therm

  15.40p   14.86p     +4% Average realised gas price per    15.68p   15.03p  +4%
                          produced therm

 GBP1.07  GBP0.92    +16% Lifting costs per boe (i)        GBP0.97  GBP0.96  +1%
 ($1.93)  ($1.48)    +30%                                  ($1.76)  ($1.54) +14%

 GBP2.09  GBP1.85    +13% Operating expenditure per boe    GBP1.94  GBP1.87  +4%
 ($3.78)  ($2.97)    +27%                                  ($3.53)  ($3.00) +18%

     125      122     +2% Development expenditure (GBPm)       264      238 +11%

                          Gross exploration expenditure
                          (GBPm)
      50       48     +4%    - capitalised expenditure          95       96  -1%
      13        4   +225%    - other expenditure                26       16 +63%
      63       52    +21%    - gross expenditure               121      112  +8%

i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2004 by approximately GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2004, other factors being constant, a 10 cent strengthening (or weakening) of the US Dollar would increase (or decrease) operating profit by approximately GBP45 million to GBP55 million, whilst not having a significant effect on cash flow before financing activities.

Supplementary information for North American investors (unaudited)

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the United Kingdom (UK
GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). The adjustments necessary to restate net income for the periods and shareholders' funds in accordance with US GAAP are shown in the tables set out below. Details of these differences are given in BG Group's statutory accounts for the year ended 31 December 2003.

EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP


                                                               Half Year
                                                              2004    2003
                                                              GBPm     GBPm
Net income (UK GAAP)                                           440     345

US GAAP adjustments:
    Pension costs                                               (7)     (8)
    Goodwill                                                     8       8
    Share options                                              (15)      -
    Decommissioning costs                                        3       -
    Liquidated damages                                          (2)      -
    Commodity contracts                                       (157)    (78)
    Currency and interest rate derivative                       (9)     40
    instruments
    Realised gains on listed investments                       (23)      -
    Realised loss on disposal of investments                    (5)      -
    Currency translation adjustments                             1      30
    Taxes                                                       66      17
Net income (US GAAP)                                           300     354

Currency translation adjustments                               (85)    (31)
Other comprehensive income                                     215     323

Analysis of net income between:
- continuing operations (net of tax of GBP196 million, 2003    262     350
GBP210 million)

- discontinued operations (net of tax of GBP25 million,         38       4
2003 GBP3 million)
Net income (US GAAP)                                           300     354

Earnings per ADS (US GAAP)
- continuing operations (GBP)                                 0.37    0.49
- discontinued operations (GBP)                               0.06    0.01
                                                              0.43    0.50



Supplementary information for North American investors (unaudited) (continued)

EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP


                                                                 As at
                                                                 30 Jun
                                                               2004    2003
                                                               GBPm    GBPm

BG Group shareholders' funds (UK GAAP)                        4,228   3,661

US GAAP adjustments:
     Pension costs                                               17      24
     Goodwill                                                   106      89
     Decommissioning costs                                      (18)      -
     Liquidated damages                                         (24)      -
     Commodity contracts                                       (426)   (177)
     Currency and interest rate derivative instruments          (14)    (14)
     Taxes                                                      212      98
     Own shares                                                   -     (10)
     Dividend                                                    61      56
BG Group shareholders' funds (US GAAP)                        4,142   3,727



Enquiries

Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:

Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
100 Thames Valley Park Drive               Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT

Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com



Financial Calendar

Ex-dividend date for 2004 interim dividend                   4 August 2004

Record date for 2004 interim dividend                        6 August 2004

Payment of 2004 interim dividend:

Shareholders                                             10 September 2004

American depositary receipt holders                      17 September 2004

Announcement of 2004 third quarter results                11 November 2004




                     BG Group plc website: www.bg-group.com

                                Registered office
                  100 Thames Valley Park Drive, Reading RG6 1PT
                        Registered in England No. 3690065




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 July 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary